Exhibit 99.2

ARB IOT Group Limited Secures Yearly Recurring Order of Approximately USD20 Million in Smart IoT Palm Farming Business in Sabah

Kuala Lumpur, Malaysia, March 11, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) is pleased to announce that its wholly-owned subsidiary, ARB Agro Technology Sdn Bhd through its exclusive wholesaler, distributor, and system integrator, Whizzl Sdn Bhd, has obtained an order to manage 3,000 acres of palm oil plantations with its AI Smart IoT Palm Farming System which is expected to enhance the operational efficiency of the palm oil estates and improve the yield in the Sabah region, Malaysia. Palm oil production is a major industry in Malaysia, and palm oil is one of the country’s leading agricultural exports globally.

Malaysia is the world’s second-largest producer and exporter of palm oil, after Indonesia. In 2022, it exported around 15 million metric tons of palm oil and palm-based products. These exports were valued at around 137 billion Malaysian ringgit (approximately USD 30.4 billion). In total, the palm oil industry contributed around 35 billion ringgit (approximately USD 7.8 billion) to Malaysia’s total gross domestic product.

The Company’s Smart Farming System is designed to enhance efficiency, optimize resource allocation, and improve productivity for palm plantation. Leveraging Internet of Things (IoT) technology, this system provides real-time monitoring, data analytics, and automation to support precision fertilization and pesticides, ultimately driving sustainability and profitability in the agricultural palm oil sector in Malaysia.

Dato’ Sri Liew Kok Leong, CEO of ARB IOT said “The partnership with Whizzl marks a significant milestone for ARB IOT as we expand the reach of our Smart Farming System to one of the key regions in Malaysia. Through our collaboration with Whizzl in the Smart IoT Palm Farming business, we anticipate generating additional yearly recurring revenue of approximately USD 20 million. With Whizzl’s expertise and market presence, we are confident that more farmers and plantation owners will benefit from our cutting-edge smart farming technology.

Under our collaboration with Whizzl, Whizzl plays a key role in marketing and distributing our Smart IoT Palm Farming solutions. Ensuring greater accessibility for palm plantation owners and agribusinesses, our solutions are expected to drive technological advancements, improve operational efficiencies, and optimize yields within the industry.

We believe that Whizzl’s extensive marker expertise and distribution network will help expand the reach of our Smart IoT Palming Farming solutions, empowering palm farmers with data-driven insights and automation.”

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (IoT) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com